Exhibit 99.1

February 23, 2017

Rosetta Genomics Closes Second Tranche of Previously Announced Private Placement of Convertible Debentures

PHILADELPHIA and REHOVOT, Israel (February 23, 2017) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, announces the closing of the second tranche of the private placement of convertible debentures previously announced on November 23, 2016. The closing of this second tranche involved the sale of newly registered convertible debentures (convertible into 2,585,000 ordinary shares) for gross proceeds of $1,292,500. The Company received total net proceeds of $4,575,000 from both tranches of the private placement and a registered direct offering of ordinary shares and convertible debentures completed concurrently with the first tranche of the private placement.

All convertible debentures (i) have a term of 30 years, (ii) are unsecured, (iii) do not bear any interest and (iv) have a conversion price of $0.50 per share. In the event of a reverse stock split, the conversion price of the convertible debentures may be reduced to the average of the volume weighted average price for the two days with the lowest volume weighted average price during the ten trading days immediately following the reverse stock split; provided that the conversion price of the debentures will not be adjusted below $0.25 per share. Additionally, the conversion price of the convertible debentures is subject to full ratchet anti-dilution protection in the event Rosetta issues securities below the exercise price then in effect; provided that the conversion price of the debentures will not be adjusted below $0.25 per share.

The securities sold in this private placement have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. As part of the transaction, the Company filed a resale registration statement on Form F-1 with the Securities and Exchange Commission for purposes of registering the resale of the ordinary shares issuable upon conversion of the convertible debentures issued in the private placement. The SEC declared the registration statement effective on February 16, 2017.

This notice is issued pursuant to Rule 135c under the Act and does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of ordinary shares under the resale registration statement will only be by means of a prospectus.

Aegis Capital Corp. acted as the Lead Placement Agent and Maxim Group LLC acted as Co-Placement Agent for the offering.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make timelier and more informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of cancer in thyroid nodules, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

Forward-Looking Statement Disclaimer

Various statements in this release, including but not limited to, statements relating to achieving financial goals, maximizing return on investments, expanding outreach to clinicians, increasing growth in number of Reveal units sold, increasing payments from commercial payers, monetizing intellectual property, accelerating revenue growth and the 2017 revenue and unit guidance for Reveal constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s most recently filed Annual Report on Form 20-F, as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(267) 298-1159	Anne Marie Fields
investors@rosettagx.com	(212) 838-3777
afields@lhai.com